                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Hybridon, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   44860M 10 8
       -----------------------------------------------------------------
                                 (CUSIP Number)

                               Mr. Douglas Pullen
                              Coson Company Limited
                                P.O. Box HM 1561
                                 Hamilton HM FX
                                     Bermuda
                                 (441) 295-4630
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              November 18, 1997
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 1 of 13 Pages
---------------------                                      -------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         INTERCITY HOLDINGS LIMITED
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
-------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    -------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       1,708,333 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            1,708,333 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,708,333 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 2 of 13 Pages
---------------------                                      ------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 3 of 13 Pages
---------------------                                      ------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Abdelelah Bin Mahfouz
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Saudi Arabia
-------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    -------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       1,708,333 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            1,708,333 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,708,333 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 4 of 13 Pages
---------------------                                      ------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 5 of 13 Pages
---------------------                                      ------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Abdulla Bin Tawiel
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Saudi Arabian
-------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    -------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       1,708,333 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            1,708,333 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,708,333 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 6 of 13 Pages
---------------------                                      ------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 7 of 13 Pages
---------------------                                      ------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Ahmed Bamaas
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Saudi Arabian
-------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    --------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       1,708,333 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            1,708,333 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,708,333 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 8 of 13 Pages
---------------------                                      ------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 9 of 13 Pages
---------------------                                      ------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Saeed Baaghil
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Saudi Arabian
-------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    --------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       1,708,333 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            1,708,333 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,708,333 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 10 of 13 Pages
---------------------                                      -------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 11 of 13 Pages
---------------------                                      -------------------

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Hybridon, Inc., a Delaware corporation ("Hybridon"). The principal executive offices of Hybridon are located at 620 Memorial Drive, Cambridge, Massachusetts 02139.

Item 2. Identity and Background:

This statement is filed by the following reporting persons (collectively, the "Reporting Persons", and individually, a "Reporting Person"):

(a) Intercity Holdings Limited is organized under the laws of Bermuda. Its principal business is acting as an investment holding company. The address of its principal business and office is c/o Coson Corporate Services, P.O. Box HM 1561, Hamilton HM FX, Bermuda.

(b) Abdelelah Bin Mahfouz is a citizen of Saudi Arabia whose business address is c/o Saudi Economic & Development Co., P.O. Box 4384, Jeddah 21491, Saudi Arabia. The present principal occupation of Mr. Bin Mahfouz is as a business executive. He conducts such activities principally from Jeddah, Saudi Arabia.

(c) Abdulla Bin Tawiel is a citizen of Saudi Arabia whose business address is c/o Saudi Economic & Development Co., P.O. Box 4384, Jeddah 21491, Saudi Arabia. The present principal occupation of Mr. Bin Tawiel is as a business executive. He conducts such activities principally from Jeddah, Saudi Arabia.

(d) Ahmed Bamaas is a citizen of Saudi Arabia whose business address is c/o Saudi Economic & Development Co., P.O. Box 4384, Jeddah 21491, Saudi Arabia. The present principal occupation of Mr. Bamaas is as a business executive. He conducts such activities principally from Jeddah, Saudi Arabia.

(e) Saeed Baaghil is a citizen of Saudi Arabia whose business address is c/o Saudi Economic & Development Co., P.O. Box 4384, Jeddah 21491, Saudi Arabia. The present principal occupation of Mr. Baaghil is as a business executive. He conducts such activities principally from Jeddah, Saudi Arabia.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 12 of 13 Pages
---------------------                                      -------------------

to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration:

The Common Stock is being acquired in connection with an exchange of assets overseas. No funds (borrowed or otherwise) are being used in making the acquisition, and the consideration for such acquisition is the exchange of assets in an amount equivalent to the closing market value of the Common Stock as of the effective date of the transaction.

Item 4. Purpose of Transaction:

The purpose of the acquisition of the subject securities is to give effect to the exchange of assets discussed in the response to Item 3, above. The reporting persons currently have no plans or proposals which relate to or would result in any of the actions indicated at Items 4(a) - (j).

Item 5. Interest in Securities of the Issuer:

As of the date of this statement, the reporting persons beneficially own 1,708,333 shares of Hybridon Common Stock, representing approximately 6.8% of the outstanding shares of Hybridon Common Stock. There are no shares of Common Stock as to which any reporting person has sole power to vote or direct the vote or to dispose or direct the disposition. Each reporting person has shared power to vote or to direct the vote of the Common Stock and shared power to dispose or to direct the disposition of all of the Common Stock.

During the 60-day period prior to the date of this statement, none of the reporting persons effected any transactions in the Common Stock.

Except for each of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not applicable.

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 13 of 13 Pages
---------------------                                      -------------------

Item 7. Material to Be Filed as Exhibits

Not applicable.





Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         INTERCITY HOLDINGS LIMITED


         November 18, 1997
         -------------------------                       By:  /s/ Abdulla Bin Tawiel
                  Date                                      ----------------------------------
                                                             Name:  Abdulla Bin Tawiel
                                                             Title: President
         November 18, 1997
         -------------------------                            /s/ Abdelelah Bin Mahfouz
                  Date                                       -------------------------------------
                                                              Name:  Abdelelah Bin Mahfouz

         November 18, 1997
         -------------------------                            /s/ Abdulla Bin Tawiel
                  Date                                        -------------------------------------
                                                              Name:  Abdulla Bin Tawiel

         November 18, 1997
         -------------------------                            /s/ Ahmed Bamaas
                  Date                                        -------------------------------------
                                                              Name:  Ahmed Bamaas

         November 18, 1997
         -------------------------                            /s/ Saeed Baaghil
                  Date                                        -------------------------------------
                                                              Name:  Saeed Baaghil